STINGRAY RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THIRD QUARTER ENDED OCTOBER 31, 2005

December 28, 2005

GENERAL

The following Management Discussion and Analysis ("MD&A") of Stingray Resources Inc. ("Stingray" or the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto for the fiscal years ended January 31, 2005 and 2004. This MD&A covers the last completed fiscal year and the subsequent period up to the date of filing. All dollar amounts are stated in Canadian dollars, unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principals ("GAAP"). Readers are encouraged to read the Company's public information filings on Sedar at www.sedar.com.

OVERVIEW OF PERFORMANCE

Stingray is in the business of exploring for minerals, primarily for precious metals (gold and silver) in Mexico. The Company has its corporate office located in Toronto, Ontario, Canada and explores in Mexico through its wholly owned Mexican subsidiary, Minera Stingray S.A. de C.V. which has its exploration base located in Hermosillo, Sonora, Mexico.

The Company's assets at October 31, 2005 were $5,834,307 compared to $6,144,789 at January 31, 2005. Working capital of $5,197,726 at October 31, 2005 has declined by $507,710 since January 31, 2005 largely as a result of exploration expenditures on the Company's projects and in the search for new properties in Mexico and for other corporate operations.

MINERAL PROPERTIES

El Indio Properties

The El Indio consists of 3 exploration properties located along the Sierra Madre trend in Chihuahua that were optioned from Minera Uruachic S.A. de C.V. by the Company. Under the terms of the option, Stingray can acquire a 75% interest in the property by paying the vendor a series of payments staged over 7 years: CDN$ 500,000, 250,000 common shares of Stingray and by expending CDN$ 1 million in exploration on the properties.

A technical report was prepared for Stingray in September 2003 by Victor Jaramillo, P. Geo. This report described areas of gold and silver mineralization at the properties. A favorable target on the El Indio concession was identified as a broad zone of altered volcanic host rocks with widths up to 300 meters. Preliminary samples taken from this area indicated gold mineralization. A 2 kilometer long sampling and mapping grid was established with 100 meter line spacing crossing the favorable geology. The mapping identified a north, northwest trending, elliptical package of silicified andesitic to rhyolitic volcanic rocks, dipping steeply to the west that extend for 2 kilometers and across a maximum width of 300 meters. These silicified rocks show much fracturing and quartz veining with accompanying iron oxides. The rock sampling program which was conducted by the Company's geologists included several hundred samples collected across the grid and sent for assaying to ALS Chemex (with appropriate quality assurance and control programs).

The results to date indicate only a few, narrow areas of veining yielding significant gold results. The Company's geologists are considering geophysical methods that may be helpful in determining subsurface concentrations of gold mineralization within this extensive altered series of volcanic rocks.

At the nearby Pelonachi concession, a detailed sampling program of the altered and intensively fractured target did not reveal significant precious metal mineralization.

Elephant 8 Property

Stingray has applied for the approximate 500 square kilometer "Elephant 8" exploration concession in the area north of Chinipas, Chihuahua and filed the necessary surveys with the Mexican government. This area located along the Sierra Madre trend has been reported as the historic host of significant silver and gold production from the late 1600's to early 1900's. The Company's geologists have established access routes into these remote areas and are conducting reconnaissance programs of locating historic production sites and the associated mineralization. Exploration programs are designed to follow up the results of the reconnaissance work and will be conducted as conditions allow.

MINERAL EXPLORATION ACTIVITIES

The Company's operations consist of the exploration and development of mineral properties in Mexico as well as ongoing overheads to run the Company from its corporate head office in Toronto, Canada. Expenditures on mineral properties for the nine months ended October 31, 2005 were $192,740 compared to $103,226 for the same period in 2004.

RESULTS OF OPERATIONS

Three months ended October 31, 2005

During the three months ended October 31, 2005, the Company incurred a loss of $115,994 or $0.01 per share compared to a loss of $253,442 or $0.02 per share in the same period in 2004.

The decrease in operating expenses of $136,189 from $287,193 in 2004 to $151,004 in 2005 is substantially attributable to a decrease in stock based compensation expense from $169,789 in 2004 to nil in 2005. This decrease was partially offset by an increase in project evaluation expenses of $39,482 from $7,178 in 2004 to $46,660 in 2005.

Nine Months ended October 31, 2005

The net loss for the nine months ended October 31, 2005 was $393,558 ($0.03 per share) compared to a net loss of $400,948 ($0.03 per share) for the same fiscal period in the prior year.

Operating expenses for the nine months ended October 31, 2005 were $491,568 as compared with $459,698 for the same period in 2004.

The net increase of $31,870 is attributable to

(i) An increase of $19,977 in office rent, telephone and reception from $33,376 in 2004 to $53,353 in 2005.
(ii) An increase of $48,309 in project evaluation fees from $74,243 in 2004 to $122,552 in 2005.
(iii) An increase in salaries and benefits from $102,370 in 2004 to $145,428 in 2005.
(iv) A decrease in stock based compensation expense from $169,787 in 2004 to $84,581 in 2005.

Overheads for the remainder of the year ended January 31, 2006 are expected to remain comparable to the prior nine month period because the administration activities to support the Company's exploration effort are not expected to increase.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the last eight quarters of fiscal 2005 and 2004 (unaudited):

Quarter Ended	Revenue $	Loss For the Period $	Loss Per Share ** $
October 31, 2005	35,010	(115,994)	(0.01)
July 31, 2005	31,500	(197,707)	(0.02)
April 30, 2005	31,500	(79,857)	(0.01)
January 31, 2005	36,957	(116,740)	(0.01)
October 31, 2004	30,401	(94,043)	(0.01)
July 31, 2004	33,751	(253,442)	(0.02)
April 30, 2004	24,999	(147,506)	(0.01)
January 31, 2004	21,887	(108,491)	(0.02)

**basic and diluted

LIQUIDITY AND CAPITAL RESOURCES

As discussed above, the Company's financial position remains strong, with working capital at October 31, 2005 of $5,197,726. This working capital position, comprised substantially of cash, is sufficient to fund the Company's overheads for the foreseeable future and the Company's planned exploration activity in Mexico.

The Company's cash position of approximately $5.1 million has been invested in an interest bearing cash account with a major Canadian bank.

The Company has been successful in accessing the equity markets in the past and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

Mineral properties

The Company's recorded value of its mineral properties is in all cases based on historical costs that expect to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk.

Stock-based compensation

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on stock-based compensation and hence results of operations, there is no impact on the Company's financial condition.

CHANGE IN ACCOUNTING POLICY

There have been no changes in accounting policies since the Company's most recent year end.

USE OF FINANCIAL INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instrument affecting the Company's financial condition and results of operations is currently its cash, most of which was acquired in a private placement that closed in mid December 2003. The cash balances at October 31, 2005 are on deposit with a major Canadian bank in an interest bearing account. Foreign currency exposure is minimized by retaining all but a small portion of the cash in Canadian dollar denominated instruments. Contracts for goods and services are denominated in both United States and Mexican currency.

FORWARD LOOKING STATEMENTS

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause results to differ materially from those anticipated in our forward looking statements. Factors that could cause differences include: changes in gold world markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates". "believes", "intends", "estimates" , "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved.

OUTSTANDING SHARE DATA

Share capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number of Shares	Share Amount
Balance January 31, 2005	12,756,330	$14,901,978
Issued for the acquisition of mineral properties	25,000	5,000
Balance October 31, 2005	12,781,330	$14,906,978

(c) Warrants

At January 31, 2005 and October 31, 2005, the following warrants are outstanding to purchase common shares:

Expiry Date	Number of Warrants	Value	Exercise Price
* December 17, 2005	3,500,000	$ -	$1.50
* December 17, 2005	455,000	178,475	$1.00
	3,955,000	$ 178,475	

* Subsequent to the reporting period, these warrants have expired unexercised

(d) Stock options

	Number of Options	Value	Average Exercise Price
Balance January 31, 2005	305,000	$ 169,787	$0.88
Granted	305,000	84,585	$0.80
Balance October 31, 2005	610,000	$ 254,368	$0.84

Stingray Resources Inc.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Unaudited
Nine Months ended October 31, 2005 and 2004

	Three months ended October 31		Nine months ended October 31	
	2005	2004	2005	2004
	$	$	$	$
Operating expenses				
Depreciation	9,481	4,055	15,419	8,906
Office rent, telephone and reception	23,645	12,144	53,353	33,376
Professional fees	7,689	14,400	19,739	14,400
Project evaluation	46,660	7,178	122,552	74,243
Promotion and travel	9,450	8,362	25,898	16,307
Salaries and benefits	52,112	52,347	145,428	102,370
Shareholder communications	316	14,488	15,517	17,388
Transfer agent fees	1,651	4,432	9,081	22,921
Stock-based compensation (note 4 (d))	-	169,787	84,581	169,787
Loss from operations	(151,004)	(287,193)	(491,568)	(459,698)
Other income				
Interest and other income	35,010	33,751	98,010	58,750
Loss for the period	(115,994)	(253,442)	(393,558)	(400,948)
Deficit - Beginning of period	(9,413,664)	(8,671,875)	(9,136,100)	(8,524,369)
Deficit- End of period	(9,529,658)	(8,925,317)	(9,529,658)	(8,925,317)
Basic and diluted loss per share	(0.01)	(0.02)	(0.03)	(0.03)
Weighted average number of shares outstanding	12,757,152	12,743,830	12,757,152	12,743,830

See accompanying notes to interim consolidated financial statements.

Stingray Resources Inc.

(an exploration stage company)
Interim Consolidated Statements of Cash Flows
Unaudited
Nine Months ended October 31, 2005 and 2004

	Three months ended October 31		Nine months ended October 31	
	2005	2004	2005	2004
	$	$	$	$
Cash provided by (used in):				
Operating activities				
Loss for the period	(115,994)	(253,442)	(393,558)	(400,948)
Items not involving cash				
Depreciation	9,481	4,055	15,419	8,906
Stock-based compensation	-	169,787	84,581	169,787
Changes in non-cash working capital				
(Increase) decrease in receivables	11,819	(13,271)	(11,790)	(56,556)
Decrease in accounts payable and accrued liabilities	(2,117)	(22,652)	(6,505)	(106,617)
	(96,811)	(115,523)	(311,853)	(385,428)
Investing activities				
Increase in mineral properties and deferred exploration costs	(95,773)	(87,893)	(192,740)	(103,226)
Purchase of equipment	(154)	(2,432)	(21,412)	(25,347)
	(95,927)	(90,325)	(214,152)	(128,573)
Decrease in cash and cash equivalents	(192,738)	(205,848)	(526,005)	(514,001)
Cash and cash equivalents				
- Beginning of period	5,296,291	6,232,128	5,629,558	6,540,281
- End of period	5,103,553	6,026,280	5,103,553	6,026,280

See accompanying notes to interim consolidated financial statements.

1. Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its subsidiar All significant inter-company balances and transactions have been eliminated. The interim statements should be read in conjunction with the annual audited financial statements for the Company's most recently completed fiscal year ended January 31, 2004, as these interim financial statements do not include all disclosures required for annual financial statements.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of impairment of mineral properties, and assumptions used determining stock-based compensation. Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

2. Equipment

October 31, 2005	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Automotive equipment	90,651	40,290	50,361
Office equipment	6,633	2,113	4,520
	97,284	42,403	54,881

January 31, 2005	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Automotive equipment	69,393	25,669	43,724
Office equipment	6,479	1,315	5,164
	75,872	26,984	48,888

3. Mineral properties and deferred exploration costs

Property	Balance January 31, 2005	Expenditures	Balance October 31, 2005
	$	$	$
El Indio	169,555	55,001	224,556
Elephant 8	188,261	142,739	331,000
	357,816	197,740	555,556

El Indio

On September 19, 2003, the Company completed an agreement with Minera Uruachic S.A. de C.V. to earn a 75% interest and become the operator of three gold exploration properties located in the Uruachic gold district, Chihuahua, Mexico. The Company can earn its interest over a seven year option period by making a series of cash payments totaling $500,000, issuing 250,000 common shares and incurring $1,000,000 in exploration on the properties. In the first three years, the Company is required to pay $75,000 (paid), issue 50,000 common shares (issued at a value of $10,000). The Company has incurred $139,556 to date in exploration on the properties.

Elephant 8

The Company has staked a large exploration concession named the Elephant 8 in the State of Chihuahua straddling the Sonora border in Mexico. The total surface area is approximately 37,000 hectares and is located 60 kilometers from the town of Alamos in Sonora. Reconnaissance exploration is ongoing at this property and the Company has incurred $331,000 to date in exploration at this property.

4. Share capital

(a) Authorized:
100,000,000 common shares without par value
(b) Issued:

	Number of Shares	Share Amount
Balance January 31, 2005	12,756,330	$14,901,978
Issued for acquisition of mineral properties	25,000	5,000
Balance October 31, 2005	12,781,330	$14,906,978

4. Share capital (continued)

(c) Warrants

The following summarizes warrants outstanding and exercisable at October 31, 2004:

Expiry Date	Number of Warrants		Value	Exercise Price
December 17, 2005	3,500,000	$	-	$1.50
December 17, 2005	455,000		178,475	$1.00
	3,955,000	$	178,475	

(d) Stock options

The following summarizes stock options outstanding and exercisable at October 31, 2005

Grant date	Expiry date	Number of options		Value	Exercise price
May 28, 2004	May 28, 2009	160,000	$	86,939	$1.00
May 28, 2004	May 28, 2009	145,000		82,848	$0.75
June 29, 2005	June 29, 2010	305,000		84,581	$0.80
		610,000	$	254,368	

Stock option transactions were as follows:

	Number of Options		Value	Average Exercise Price
Balance January 31, 2005	305,000	$	169,787	$0.88
Granted	305,000		84581	$0.80
Balance October 31, 2005	610,000	$	254,368	$0.84

4. Share capital (continued)

(d) Stock options (continued)

On June 29, 2005, the Company granted 305,000 options to employees and directors of the Company. These options were valued at $84,581 using the Black-Scholes valuation model to estimate the fair market value, using the following assumptions: a dividend yield of 0%; volatility of 60%; a risk free rate of return of 4%; and an expected life of five years.

5. Related party transactions

During the period there were no transactions with related parties.